GRUPO CARSO, S.A.B. DE C.V.

RECEIVED
JUL 12 P 12:53

July 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A[redacted]

07025165

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to agreement for subsidiary sale, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on July 2, 2007:

"Grupo Carso, S.A.B. de C.V. (BMV: GCARSO) announced today that it has reached an agreement with Grupo Lamosa, S.A.B. de C.V. (BMV: LAMOSA), so that Lamosa acquires Porcelanite Holding, S.A. de C.V., a subsidiary company of Grupo Carso.

The agreed price for the stocks amounts to USD800 million dollars, minus the net debt of the company as of the closing day of the operation. The operation is subject to obtaining the authorization of the Federal Competition Commission (CFC)."

Sincerely.

Gonzalo Lira Coria
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

GRUPO CARSO, S.A.B. DE C.V.

July 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Notice to the Stockholders of Grupo Carso, S.A.B. de C.V. related to the Cash Dividend in accordance with the resolutions adopted by the Ordinary Stockholders General Assembly of such company held on April 26, 2007.

Sincerely.

Gonzalo Lira Coria
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A.B. DE C.V.
NOTICE TO THE STOCKHOLDERS

CASH DIVIDEND

In accordance with the resolutions adopted by the Ordinary Stockholders General Assembly of Grupo Carso, S.A.B. de C.V., held on April 26, 2007, a payment will be made to the stockholders of a cash of MXN$0.50 (fifty cents, domestic currency) per stock, coming from the balance of the Net Tax Profit Account (CUFIN), in a single exhibit, upon the total amount of outstanding stocks integrating the stock capital, as of July 17, 2007, in Exchange of coupon 16.

The payment of the corresponding exhibit shall be made as of the above mentioned date, during business days and hours, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere Street, Colonia Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30). When referring to stocks in deposit at the Security Depository Institution (S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), the payment of this exhibit shall be made according to the legal and administrative provisions that apply.

Mexico, D.F. July 3, 2007.

Lic. Sergio Medina Noriega
Secretary of the Board of Directors
And Special Delegate of the Assembly.

END